CLARUS CORPORATION

2084 EAST 3900 SOUTH

SALT LAKE CITY, UTAH 84124

(801) 278-5552

December 21, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       Clarus Corporation - Registration Statement on Form S-3 (File No. 333-218751)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Amendment No. 2 to Registration Statement on Form S-3 (File No. 333-218751) filed by Clarus Corporation with the Securities and Exchange Commission on December 14, 2017:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact Robert L. Lawrence, Esq. at (212) 519-5103 or Aris Haigian at (212) 519-5125.

Very truly yours,

CLARUS CORPORATION

/s/ Aaron J. Kuehne

Aaron J. Kuehne

Chief Financial Officer and Chief Administrative Officer

cc:	Laura Nicholson
Robert L. Lawrence, Esq.